Exhibit 99.1

CASTOR ANNOUNCES FINANCING AGREEMENTS

Limassol, Cyprus, January 27, 2020 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, today announced that it has successfully entered into two agreements: (i) a secured term loan financing agreement and (ii) a non-brokered private placement of unsecured convertible debentures.  The secured term loan facility and the convertible debentures are subject to normal closing conditions.
On January 23, 2020, the Company entered into a $4.5 million secured term loan facility with a financial institution, through one of its ship-owning subsidiaries (“the M/V Magic Sun Financing”). The loan is expected to be drawn down on January 31, 2020, will have a tenure of five years from the drawdown date and will bear interest at a margin plus LIBOR per annum.
Further, on January 27, 2020, the Company entered into a securities purchase agreement with an institutional investor (the “Investor”), pursuant to which the Company will sell and the Investor will purchase up to three convertible debentures for a maximum aggregate price of $5.0 million. The debentures will mature twelve months from their issuance and are convertible into common shares of the Company. The sale of the first convertible debenture in the original principal amount of $2.0 million also closed today. The other two debentures will be issued in the original principal amount of $1.5 million each upon the fulfilment of certain conditions relating to registration rights. The Company also entered into a registration rights agreement relating to the common shares underlying the convertible debentures.
Castor intends to use the net proceeds from both financing transactions for working capital and other general corporate purposes, including growing the Company’s fleet.
Petros Panagiotidis, Chief Executive Officer and Chief Financial Officer of Castor commented:
“We are pleased to have successfully completed these two financing agreements. We believe that the inflow of gross proceeds of $9.5 million to our working capital reserves, at this point in the dry bulk market cycle, will allow us to take advantage of attractive growth opportunities potentially presented to us in the near future.”
About Castor Maritime Inc.
Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium-term charters and transport a range of dry bulk cargoes, including such commodities as coal, grain and other materials along worldwide shipping routes.
The Company's fleet currently consists of three Panamax dry bulk carriers.
For more information please visit the company’s website at www.castormaritime.com
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off‐hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.
CONTACT DETAILS
For further information please contact:
Petros Panagiotidis
Castor Maritime Inc.
Email: info@castormaritime.com
Media Contact:

Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com